UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

etrials Worldwide, Inc.
(Name of Issuer)

Warrants
(Title of Class of Securities)

29786P 10 3
(CUSIP Number)

with a copy to: James F. Verdonik, Esq. Daniels Daniels & Verdonik, P.A. 1822 N.C. Highway 54 East, Suite 200 Durham, North Carolina 27713 (919) 544-5444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

1.	Names of Reporting Person HANS LINDROTH I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Kingdom of Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 936,105 warrants 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 936,105 warrants
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 936,105 warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.6%
14.	Type of Reporting Person (See Instructions): IN

ITEM 1.    SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the Warrants (“Warrants”) to purchase shares of common stock, par value $0.0001 per share (the "Common Stock"), of etrials Worldwide, Inc., a Delaware corporation (the "Issuer"). Mr. Lindroth has filed a separate Schedule 13D to report his beneficial ownership of the Common Stock and this Schedule 13D reports only beneficial ownership of Warrants. The principal executive office of the Issuer is 4000 Aerial Center Parkway, Morrisville, North Carolina 27560.

ITEM 2.    IDENTITY AND BACKGROUND.

This Statement is being filed on behalf of Hans Lindroth. The business address of Mr. Lindroth is Lingfield AB Klevgrand 2, 116 46 Stockholm Sweden. Mr. Lindroth has been a member of the Board of Directors of the Issuer since February 9, 2006.

Hans Lindroth, a member of the Board of Directors of the Issuer.

Hans Lindroth is a member of the Board of Directors of MiniDoc AB, a company organized under the laws of the Kingdom of Sweden (“MiniDoc”) and whose shares are publicly traded.

The Board of Directors of MiniDoc has the power to decide how to vote the shares of the Issuer owned by MiniDoc and the power to decide whether to dispose of the Warrants of the Issuer owned by MiniDoc. The other members of the Board of Directors of MiniDoc at February 10, 2006 who share this power with Mr. Lindroth are Lars Lindgren and Per Egeberg.

During the past five years, Mr. Lindroth has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Lindroth has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Lindroth is a citizen of the Kingdom of Sweden.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Warrants of the Issuer held by MiniDoc AB were issued as a result of a merger on February 9, 2006 in which the Issuer acquired all the stock of etrials Worldwide, Inc. (which was renamed etrials, Inc. after the Merger and is referred to as the “Subsidiary”) and in which the Issuer subsequently changed its name to etrials Worldwide, Inc.  MiniDoc AB acquired the securities of the Subsidiary in a merger with Araccel Corp. in January 2003. Minidoc AB assigned certain assets to Araccel Corp. and invested approximately $12.25 million of its working capital in Araccel Corp. prior to Araccel Corp.’s merger with the Subsidiary. MiniDoc AB also exchanged approximately $270,000 of indebtedness (including principal and interest) of Araccel Corp. to MiniDoc AB for securities of the Subsidiary after Araccel Corp.’s merger with the Subsidiary.

ITEM 4.    PURPOSE OF TRANSACTION

Mr.Lindroth and MiniDoc AB acquired the securities referred to above in Item 3 for investment purposes.

They may acquire additional securities from time to time in the open market or in private transactions.

At the date of this Statement, except as set forth in this Statement, and consistent with Mr. Lindroth’s position as a member of the Board of Directors of the Issuer, neither Mr. Lindroth nor MiniDoc AB has any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer's business or corporate structure;

(g)     Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

The exceptions to the foregoing statements are (i) a Voting Agreement, (ii) the $7.00 Trigger Provisions, (iii) the Escrow Indemnification Provisions, and (iv) Lock-up Agreement, all as described below. Set forth below is a summary of these provisions. The agreements containing these provisions are listed in Item 7 of this Schedule and are incorporated herein by reference.

Voting Agreement

Mr. Lindroth and MiniDoc AB and other stockholders of the Issuer, entered into a voting agreement dated as of August 22, 2005. The voting agreement provides that each party must vote for the respective designees of two groups of shareholders as directors of the Issuer until immediately following the election that will be held in 2007. The Issuer is obligated to provide for its Board of Directors to be comprised of seven members and to enable the election to the Board of Directors of the persons designated by the parties to the voting agreement.

$7.00 Trigger Provisions

Of the shares issued to MiniDoc AB in the Merger, 313,735 shares have been placed in escrow and will not be released unless and until prior to February 19, 2008 over a 20 consecutive trading day period (i) the weighted average price of the Issuer’s Common Stock is $7.00 or more, and (ii) the average daily trading volume is at least 25,000 shares (“$7.00 Trigger”). If the $7.00 Trigger is not met, these shares will be cancelled. This provision does not apply to the Warrants or shares of Common Stock issued upon exercise of the Warrants.

Escrow Indemnification Provisions

As the sole remedy for the obligation of the former stockholders of the Subsidiary to indemnify and hold harmless the Issuer for any damages, whether as a result of any third party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of the Subsidiary, for a period of eighteen months, 10% of the shares of Common Stock issued to MiniDoc AB upon consummation of the Merger are being held in escrow. These shares, or the “indemnification shares,” will be part of the shares held in escrow until the $7.00 Trigger (described above) is met; however, the indemnification shares will continue to be held in escrow for indemnification purposes even if the $7.00 Trigger is met within the first 18 months. Claims may be asserted once any damages exceed $200,000 and are indemnifiable only to the extent that damages exceed $200,000. Any indemnification payments shall be paid solely from the shares held back and shall be deemed to be an adjustment to the merger consideration. For purposes of satisfying an indemnification claim, shares of Issuer’s Common Stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid. This provision does not apply to the Warrants or shares of Common Stock issued upon exercise of the Warrants.

Lock-Up Agreement

In addition to the 180-day restriction on the sale of shares of Issuer’s Common Stock issued in the Merger, MiniDoc has entered into a lock-up agreement that provides that it will not sell or otherwise transfer any of the shares of Common Stock of the Issuer that it received in the Merger (but not any shares issued on exercise of the warrants of the Issuer it received in the merger) until February 19,

2007, with 25% of the shares subject to the restriction to be released from the restriction six months after February 9, 2006, an additional 25% released from the restriction nine months after February 9, 2006 and 50% of the shares then subject to the restriction to be released from the restriction upon the redemption by the Issuer of the warrants issued to the public in its IPO. In addition, if any shares held by the Issuer’s insiders that were placed in escrow in connection with the IPO are released on an accelerated basis from such escrow (upon either liquidation of the Issuer or the consummation of a subsequent transaction resulting in the Issuer’s stockholders having the right to exchange their shares for cash or other securities), the shares subject to the lock-up agreement will be released from the restrictions on the same accelerated schedule.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

At February 20, 2006 Mr. Lindroth through MiniDoc AB beneficially owned an aggregate of 936,105 Warrants of the Issuer, which constitutes approximately 7.6% of the Issuer's outstanding Warrants of Common Stock (based upon 12,350,000 Warrants outstanding as of February 9, 2006 as set forth in the Issuer’s Form 8-K filed on February 9, 2006).

Warrants

The Issuer Warrants issued to MiniDoc AB in the merger are identical to those issued by the Issuer in its IPO. They are exercisable at $5.00 per share until February 11, 2008 and are redeemable by the Issuer if the price of the Issuer’s common stock equals or exceeds $8.50 per share for a specified period of time. In addition to the rights given to the holders of the Issuer warrants by the terms of the warrants, the holders of the Issuer’s warrants (but, with certain exceptions, not their transferees) will have the contractual right, in the event of a redemption of the warrants, to pay the exercise price by a “cashless exercise” pursuant to a formula set forth in the merger agreement.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth in Items 3, 4 and 5 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1.     Merger Agreement, dated as of August 22, 2005, by and among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.1 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

2.     Amendment to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrials Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.10 of the Issuer's Amendment No. 1 to Current Report on Form 8-K dated October 31, 2005 and filed with the SEC on November 3, 2005).

3.     Amendment No. 2 to Agreement and Plan of Merger, dated as of October 31, 2005, among the Issuer, etrials Acquisition, Inc., etrial Worldwide, Inc. and certain stockholders of etrials Worldwide, Inc. (incorporated by reference from Exhibit 10.12 of the Issuer's Amendment No. 2 to Current Report on Form 8-K dated December 5, 2005 and filed with the SEC on December 8, 2005).

4.     Voting Agreement, dated as of August 22, 2005, among the Issuer, certain stockholders of etrials Worldwide, Inc. and certain stockholders of the Issuer (incorporated by reference from Exhibit 10.2 of the Issuer's Current Report on Form 8-K dated August 22, 2005 and filed with the SEC on August 26, 2005).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2006

/s/ Hans Lindroth
Hans Lindroth, Individually